Addressing Unmet Needs in Corneal and Anterior Segment Diseases

A differentiated therapeutic approach targeting high-value, underserved rare ocular diseases

Corporate Highlights | Q1 2026

OKYO PHARMA

Nasdaq: OKYO

Disclaimer

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This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any of OKYO’s securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state or other jurisdiction.

Ophthalmic Leadership Bridging Scientific Innovation and Value-Creation

Management Team



Robert J. Dempsey
Chief Executive Officer/Director

30+ years domestic and global ophthalmic commercial leadership and deep ocular surface experience leading the divestiture of Xiidra® to Novartis in 2019 including $3.4 billion upfront and up to an additional $1.9 billion in potential milestone payments and launching Restasis®



Flavio Mantelli, M.D., Ph.D.
Chief Medical Officer

25+ years domestic and global ophthalmic medical and clinical development leadership focused on cornea and ocular surface diseases, neurotrophic keratopathy, and inflammatory eye conditions; led medical strategy from clinical development to approval for OXERVATE® at Dompé



Gary Jacob, Ph.D.
Chief Development Officer/Director

35+ years pharmaceutical and biotechnology experience across research and development, operations, business development, and capital financing activities; owns over 30 patents and is the co-inventor of two FDA approved pharmaceutical drugs



Raj Patil, Ph.D.
Chief Scientific Officer

30+ years of domestic and global ophthalmic experience combining academic scholarship excellence; deep pharmaceutical R&D experience with extensive anterior and posterior segment research experience



Keeren Shah
Chief Financial Officer

20+ years of finance and accounting leadership across biotech and multiple sectors, spanning operational strategy, capital formation, cash management, regulatory compliance, investor relations, and M&A support

Scientific Advisory Board



Pedram Hamrah, MD
University of South Florida



Jay S. Pepose, MD, Ph. D.
Washington University in St. Louis



Victor Perez, MD
Miami Miller School of Medicine



Anat Galor, MD
Miami Miller School of Medicine



Mark Milner, MD
Goldman Eye



Mina Massaro-Giordano, MD
NYU Langone Health

Pioneering a New Ocular Therapeutic Market with No Approved Options

Urcosimod (0.05%) **(formally OK-101)**	• Novel, non-opioid, preservative-free eye-drop therapy with dual pain-relieving and anti-inflammatory activity for neuropathic corneal pain (NCP) • A potentially promising candidate for the treatment of both pain and inflammation on the ocular surface
NCP **Neuropathic Corneal Pain**	• Severe, debilitating condition, significantly under-researched disease with **NO FDA-approved drug** • Patients commonly experience pain, photophobia, burning and foreign body sensation
Novel MOA	• Urcosimod targets the ChemR23 receptor, a differentiated dual mechanism that modulates both neuropathic pain signaling and immune-mediated inflammation
Clinical Proof of Concept (POC)	Urcosimod (0.05%) demonstrated **clinically meaningful** pain reduction • 5.5-point improvement on a 10-point VAS (vs. ~2.75 for placebo) • 75% of patients achieved >80% pain improvement • Signaled corneal nerve restoration
Safety	• Favorable safety and tolerability profile, including no serious adverse events
Development Plan	• **Phase 2b/3** NCP trial in ~150 subjects designed to meet pivotal requirements • Topline data expected 1H2027
FDA Alignment	• Urcosimod is the **first IND granted and awarded fast track designation by FDA** to treat patients with NCP • FDA confirmed Phase 2b/3 clinical design, including primary endpoint, sample size and development approach • Authorized Compassionate Use of Urcosimod for Treatment of Neuropathic Corneal Pain • Pursuing orphan drug designation strategy
Intellectual Property	• Strong IP protection until 2039

OKYO Development Pipeline

	Preclinical	IND	Phase 1	Phase 2	Phase 3	Upcoming Milestones
Neuropathic Corneal Pain (NCP)	**Phase 2a (n=18) completed;** *Topline data announced July 2025*					• Initiate Phase 2b/3: 2Q26 • Topline Data: 1H27
Rare Corneal Disease*						• Initiate Phase 2: 1H27
Uveitis						• Ongoing Pre-clinical Evaluation

*Undisclosed

Market Overview

NCP: A Significantly Under-Researched Disease with Substantial Impact on Patient Quality of Life

Disease Background[1,2,3,4,5,6]

- Neuropathic corneal pain (NCP) is **an ill-defined disease** that causes eyes, face, or head **sensitivity and pain**, often in response to a non-painful stimuli
- Severe, debilitating pain can impact **patient quality of life and ability to work**
- NCP is **challenging to diagnose,** with **diagnosis often by exclusion** and with consideration of history, symptoms, physical examination & imaging findings
- **Misdiagnosis as Dry Eye Disease (DED)** is common due to likeness of symptoms, delaying treatment and relief from pain

NCP is an Underserved Market

- There is presently no FDA-approved drug to treat NCP
- Often underdiagnosed, as the symptoms can overlap with other eye conditions, and treatment can be difficult to manage effectively
- Current treatments are limited to short term NSAIDs, steroids, and opioids in severe cases. Side effects and the risk of addiction to opioids is a serious concern

Symptoms[1]

Light / air sensitivity
Foreign body sensation
Burning
Severe eye dryness


Pain

Characteristics of Neuropathic Corneal Pain (NCP)	
Definition	Neuropathic pain from corneal nerve dysfunction
Mechanism	Peripheral ± central sensitization
Clinical Signs	Minimal signs despite severe pain
Pain Quality	Burning, electric, stabbing, allodynia
Triggers	Light, wind, touch
Response to Eye Meds	Poor or incomplete response
Diagnosis Type	Specific mechanistic diagnosis
Treatment	Neuromodulators, serum tears, nerve repair
Relationship	Subset of chronic eye pain

(1) American Academy of Ophthalmology. (n.d.). What is neuropathic corneal pain? American Academy of Ophthalmology. Retrieved March 13, 2025, from https://www.aao.org/eye-health/diseases/what-is-neuropathic-corneal-pain-2
(2) Moshirfar M, Benstead EE, Sorrentino PM, et al. Ocular Neuropathic Pain. [Updated 2023 Aug 25]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2025 Jan-. Available from: https://www.ncbi.nlm.nih.gov/books/NBK542282/
(3) Dieckmann G, Goyal S, Hamrah P. Neuropathic Corneal Pain: Approaches for Management. Ophthalmology. 2017 Nov;124(11S):S34-S47. doi: 10.1016/j.ophtha.2017.08.004. PMID: 29055360; PMCID: PMC5743225.
(4) Neuropathic/nociplastic ocular pain - symptoms, causes, treatment: Nord. (2025). Retrieved from https://rarediseases.org/rare-diseases/neuropathic-ocular-pain/
(5) Goyal, S., & Hamrah, P. (2016). Understanding neuropathic corneal pain--gaps and current therapeutic approaches. Retrieved from https://pmc.ncbi.nlm.nih.gov/articles/PMC5607443/
(6) Watson, S. L., & Le, D. T.-M. (2024). Corneal neuropathic pain: A review to inform clinical practice. Retrieved from https://www.nature.com/articles/s41433-024-03060-x

OKYO PHARMA

NCP Patient Journey

Initial Presentation	Referral to Eye Specialist	NCP Diagnosis by More Specialized Ocular HCP
PCP, Surgeon*, Rheumatologist, Neurologist	**Optometrist / Ophthalmologist**	**Neuro-ophthalmologist / Corneal Pain Specialist / Rheumatologist / Neurologist**
Patient experiences persistent eye discomfort	Patient is evaluated with corneal esthesiometry, ocular surface staining, Schirmer test and OPAS questionnaire, indicating DED	Patient is evaluated with the proparacaine challenge test to indicate centralized pain and IVCM to detect micro-neuromas, indicating NCP
Artificial tears and lubricating eye drops are prescribed	**Topical treatments** (corticosteroids, anti-inflammatory agents) and **punctal plugs** are administered	

Patients are commonly **misdiagnosed** before being referred to more specialized eyecare professional **delaying treatment and worsening symptoms**

Physicians frustrated with lack of **effective diagnostic tools and clear criteria** leading to **delayed diagnosis**, **underdiagnosis**, and **misdiagnosis**

Delayed diagnosis results in patients progressing into **centralized pain** which is harder to treat

OKYO PHARMA

Rising Scrutiny of Gabapentin Highlights Need for Earlier, Targeted NCP Diagnosis

***Wall Street Journal*: "The Hidden Risks of America's Most Popular Prescription Painkiller"**

- Gabapentin increasingly prescribed off-label for chronic pain, despite mixed efficacy
- 8 states have reclassified gabapentin schedule V controlled substance; 12 additional states require stricter reporting on use
- Growing concerns around dependence, misuse, and masking underlying disease
- Reliance on systemic pain masking underscores the lack of approved, disease-directed therapies for NCP


THE WALL STREET JOURNAL.
IG322 300mg
The Hidden Risks of America's Most Popular Prescription Painkiller
Gabapentin has soared in popularity as an alternative to opioids, but patients are finding it can cause harm

December 24, 2025

Urcosimod: Commercial Assessment and Pricing Strategy

NCP Market Characterization

- Large, underserved and poorly characterized patient population with no approved therapies
- Significant feature in clinical subgroups
  - DED - heavy overlap with NCP symptoms, often misdiagnosed
  - Post-refractive surgery – LASIK, cataract
  - Other etiologies: infections, trauma, systemic conditions (fibromyalgia, autoimmune disorders)
- Limited prevalence estimates / epidemiology studies to date
- Claims-based epidemiology study to support regulatory pathway and commercial strategy

Commercial Opportunity

- Conduct ECP and payer research evaluating the target product profile (TPP) measuring demand and anticipated payer coverage
- Determine WAC price point, tier-placement, reimbursement hurdles and utilization management (e.g. prior authorization / step edits)
- Financial modeling to articulate demand forecast and revenue scenarios
- Anticipated specialty-like management supported by evidence demonstrating reduction in downstream costs (multiple failed therapies, procedures, frequent visits, system/productivity costs) and impact to quality of life (QoL)

Rationale to Support Premium Pricing

1. Severe, debilitating neuropathic corneal pain with significant impact to QoL
2. No FDA-approved therapies; novel, first-in-class opportunity
3. Targets both pain and inflammation; potential disease-modifying profile
4. Prescribed by cornea and neuro-ophthalmology specialists

Urcosimod Will Be Positioned as a Specialty, Premium-Priced Therapy Within the Chronic Pain and Rare Ocular Disease Markets

Neuropathic Corneal Pain Represents a Severe Unmet Medical Need

"The week I tried your drop, my perspective on my disease changed forever. I was shocked that a drop can take away the type of pain I was feeling. Indescribable pain. It gave me hope. Ever since then, I've been trying to tell others to stay strong because a cure is possible"

Patient quote submitted unsolicited by a participant in the clinical trial

Mechanism of Action & Clinical Rationale

Urcosimod: A Lipid-Conjugated Chemerin Peptide

- **First-in-Class chemerin receptor agonist** that modulates neuro-immune cross-talk
- **Dual mechanism of action**: targets both immune cell-mediated inflammation and neuronal/glial cell populations in the dorsal root ganglion
- **Topically active peptide** designed for enhanced potency and corneal retention
- **Preservative-free, EDTA-free, and isotonic formulation**, optimized for sensitive eyes and chronic use

Targeting ChemR23
(CMKLR1 GPCR Receptor)


Chemerin Peptide
Linker
Anchored Lipid
Urcosimod

Modulates
Inflammation pain

Receptor localization
Expressed on immune and neuronal cells, linking inflammation and pain signaling

Endogenous ligand
Chemerin: 136 aa peptide

Urcosimod Phase 2 DED Trial

Phase 2 Randomized, Placebo-Controlled DED Trial

- **Enrollment**: 240 randomized subjects / ~80 per study arm
- **Treatment arms**: 3 (Placebo, OK-101 0.05%, OK-101 0.1%)
- **Study duration**: 85 days (~12 weeks) with 6 scheduled patient visits
- **Clinical sites**: Multicenter (U.S.)

<u>Endpoints</u>

- **Primary (through Day 85)**: Inferior Corneal Staining (sign); Ocular Discomfort Score (symptom)
- **Secondary**: Total Conjunctival Staining (sign), Tear Film Break-up Time (TFBUT) (sign), Blurred Vision, Pain, Burning/Stinging, Daily Symptom Diary

Urcosimod Demonstrated Significant Pain Relief in Phase 2 DED Trial


Day 15
Day 29
Day 57
Day 85
LSM (SE) change from baseline (VAS)
-6
-8
-10
-12
-14
-16
-18
-20
P = 0.2
P = 0.03
P = 0.04
P = 0.01
0.05% OK-101
Placebo

Data shown is change from baseline in Intent-To-Treat Population
P values are vs placebo based on Wilcoxon rank sum test

No Severe Adverse Events Demonstrated in Phase 2 DED Study (240 Subjects)

Category	OK-101 (0.1%) (N = 80)	OK-101 (0.05%) (N = 81)	Placebo (N = 79)
Number of Ocular AEs	7	19	7
Number of Ocular TEAEs	6	16	6
Number of Ocular SAEs	0	0	0
Number of Ocular TE-SAEs	0	0	0
Number of Subjects Withdrawn Study Drug due to Ocular TEAE: n (%)	0	1 (1.2)	1 (1.3)
Number of Subjects with Ocular TEAEs (Severity)			
Mild: n (%)	5 (6.3)	14 (17.3)	4 (5.1)
Moderate: n (%)	0	1 (1.2)	0
Severe: n (%)	0	0	0
Number of Subjects with Ocular TEAEs by Relationship to Study Drug			
Definitely Related: n (%)	4 (5.0)	8 (9.9)	0
Probably Related: n (%)	0	0	0
Possibly Related: n (%)	0	1 (1.2)	3 (3.8)
Not Related: n (%)	1 (1.3)	6 (7.4)	1 (1.3)

Urcosimod Drop Comfort: 2 Minutes Post-Instillation Study Eye

Drop Comfort	Urcosimod (0.1%) (n=79)	Urcosimod (0.05%) (n=77)	Placebo (n=76)
Mean Score (SD)	2.5 (2.32)	2.3 (2.32)	1.8 (1.73)
Median	2.0	1.0	1.5

Significant Pain Relief Efficacy and Safety Profile Supported Strong Evidence for Clinical Development Rationale in NCP

Abbreviations: AE = Adverse Event; TEAE = Treatment-Emergent Adverse Event; SAE = Serious Adverse Event; TE-SAE = Treatment-Emergent Serious Adverse Event.

Urcosimod Reduced Neuropathic Corneal Pain (NCP) in Mouse Model*

Ciliary Ligation Model* Illustrates Urcosimod's Potential to Reduce Ocular Pain. Ciliary nerve ligation surgery to create the neuropathic corneal pain (NCP) model



Long Ciliary Nerve
Short Ciliary Nerve

Urcosimod Reduced Corneal Pain Response Comparable to Gabapentin*** (GBP)**



Pain Reducing Efficacy (%)
70
60
50
40
30
20
10
0
Vehicle
Gabapentin
Urcosimod
Day 3
Post Treatment
Day 6
Post Treatment
Day 10
Post Treatment

* Collaboration with Dr. Pedram Hamrah, Tufts Medical Center, Boston (Kenyon B, ARVO Abstract 4085, 2020)
** Topical administration (0.04%)
*** Administered by intraperitoneal injection,100 mg/kg once at Day 4, 7, 10, and 14

OKYO PHARMA

Urcosimod: NCP Clinical Development Plan

Urcosimod Phase 2a NCP Trial Design

ENDPOINTS

Primary Endpoint

(through 12 weeks)

Pain (Visual Analog Scale)

Secondary Endpoint

Ocular Pain by OPAS scores
QoL improvement by OPAS
Drop comfort

Exploratory Endpoints

Change in corneal sensation
Change in corneal nerve density and length
Presence or absence of microneuromas


Day 0
4 Weeks
8 Weeks
12 Weeks
16 weeks
Screening
Visit 1
Visit 2
Visit 3
Visit 4
Visit 5 (follow up)
Randomization into one of three cohorts

Urcosimod (0.05%) n = 6	Urcosimod (0.1%) n = 5	Placebo n = 6

Study Overview

Total Subjects: Enrolled = 18 Screen Failures = 6 Randomized Subjects = 18	Baseline characteristics were balanced amongst treatment groups **No drug-related SAEs**, most AEs were mild stinging & burning 1 discontinuation due to medical reason unrelated to drug in 0.1% urcosimod group

OKYO PHARMA

Phase 2a NCP Clinical Trial Demonstrated Promising Drug Effect

Phase 2a, Randomized, Double Masked, Placebo-Controlled Study Assessing Safety and Efficacy for Urcosimod in Subjects with NCP

STUDY RESULTS

- After 12 weeks of treatment, 75% of per-protocol patients receiving urcosimod (0.05%) showed greater than 80% reduction in neuropathic corneal pain, as measured by VAS, demonstrating highly effective treatment
- Urcosimod (0.05%) demonstrated a mean change from baseline in pain scores as early as Week 4, with sustained efficacy maintained throughout the trial
- Notably, all these responders entered the study with moderate to severe NCP pain scores despite prior use of maximum medical therapy



Improvement in 10-point VAS
urcosimod (0.05%)
placebo
0
1
2
3
4
5
6
7
8
9
10
Visual Analog Scale (VAS) Improvement

Urcosimod (0.05%) group showed a mean pain score improvement of **5.5 points** on a 10-point VAS, compared with a mean improvement of 2.75 points for placebo

Pain Scores Across 12 Weeks (VAS Scale; Urcosimod 0.05% vs Placebo)

- Higher baseline pain severity was associated with a greater treatment effect of urcosimod versus placebo
- Steep decline of pain in just 4 weeks
- For the Phase 2b/3 study, enrollment will be enriched with moderate to severe patients (VAS scores >5), optimizing the probability to detect drug effect

Per-Protocol Group

Mean VAS Scores



Change at 12 weeks:
Placebo: -2.75
Urcosimod: -5.5
VAS Scale
7.8
5.3
2.8
2.5
3.5
3.0
2.5
2.3
Day 0
4 Weeks
8 Weeks
12 weeks
Urcosimod 0.05%
Placebo

Placebo n = 4; Urcosimod n = 4

Intent-To Treat Group

Moderate-to-Severe Pain Group
(VAS > 5 at baseline)



Change at 12 weeks:
Placebo: -1.7
Urcosimod: -5.2
VAS Scale
8.0
7.6
5.0
3.4
6.0
3.2
6.3
2.4
Day 0
4 Weeks
8 Weeks
12 Weeks
Placebo
Urcosimod 0.05%

Placebo n = 3; Urcosimod n = 5

Mild-to-Moderate Pain Group
(VAS ≤ 5 at baseline)



Change at 12 weeks:
Placebo: -3.3
Urcosimod: +1.0
VAS Scale
5.0
4.0
6.0
1.0
4.0
1.7
6.0
0.7
Day 0
4 Weeks
8 Weeks
12 Weeks
Placebo
Urcosimod 0.05%

Placebo n = 3; Urcosimod n = 1

OKYO PHARMA

Urcosimod (0.05%) Signals Promising Nerve Growth Potential

Favorable impact of urcosimod (0.05%) on corneal nerve health, demonstrating corneal nerve restoration

→ Median increases in total nerve fiber count vs. placebo

- (+2.0, n/0.16 mm², IQR 0.54 to 3.63) vs. placebo (–1.92, n/0.16 mm², IQR –2.79 to –0.04)

→ Median increases in total nerve fiber length vs. placebo

- (+2.6 mm/mm², IQR 1.55 to 5.67; $p = 0.057$) vs. placebo (–1.63 mm/mm², IQR –3.76 to 0.63)

Consistent anatomical improvements support **corneal nerve restoration** and **first-in-class** potential

All values represent median (n = 4)

FDA Endorsed Urcosimod Phase 2b/3 NCP Trial

Phase 2b/3 Randomized, Double-Masked, Placebo-Controlled Study of Urcosimod in NCP	→ **Planned enrollment**: ~150 subjects → **Treatment arms**: 3 (Placebo, Urcosimod 0.025%, Urcosimod 0.05%) → **Subjects per arm**: 50 → **Treatment duration**: 12 weeks → **Visits**: 5 scheduled visits → **Clinical sites**: 6-8 centers

FDA confirmed:

- Primary endpoint of the Visual Analogue Scale (VAS) pain reduction
- ≥2-point improvement on the VAS scale represents a meaningful treatment effect

Value Inflection Points

1H26	2H26	1H27	2H27	1H28

- Initiate Trial (end of 1H26)
- Enrollment Complete (end of 2H26)
- Topline Data (end of 1H27)
- EOP2 FDA meeting (end of 2H27)

Neuropathic Corneal Pain (NCP) Development Plan

2024

- [x] IND Cleared by FDA for OK-101 to Treat NCP
- [x] Phase 2a Randomized, Placebo-Controlled 48-Patient Trial Initiated to treat NCP

2025

- [x] Closed Trial to Accelerate Clinical Development
- [x] Phase 2a Favorable NCP Topline Readout
- [x] FDA grants Fast Track Designation for NCP

2026+

- [x] FDA Type C Meeting
- [ ] Initiate Phase 2b/3 Multiple-Dose Study
- [ ] Complete enrollment in Phase 2b/3 (~150 subjects)
- [ ] Phase 2b/3 topline data readout

OKYO PHARMA

Urcosimod Patent Protection Through at Least 2039

Composition of Matter: US 10,233,219	**Method of Use (Dry Eye):** US 11,197,906	**Use (Neuropathic Pain):** US 11,254,720	**Rare Corneal Disease***
Issued in US to 2034 with potential patent term extension up to 2039	Issued in US to 2037 with potential patent term extension up to 2042	Issued in US to 2034 (+187 days of Patent Term Extension) Key provisional patent filed covering micellar physico-chemical properties of urcosimod. Potential exclusivity to 2047	Provisional patent filing governing additional ocular disease target matching drug's MOA

OKYO PHARMA

*Undisclosed

Fast-Tracking a Potential Therapy for NCP Patients with High Unmet Needs

CLINICAL EVIDENCE

- Phase 2a Proof of Concept trial to treat NCP clearly demonstrated a promising drug effect
- 5.5-point improvement on a 10-point VAS
- 75% of treated patients achieved >80% pain improvement

UNMET NEED

- No FDA-approved treatment available for neuropathic corneal pain (NCP)
- Opportunity for first in class first line therapy with positive reimbursement

NEAR TERM MILESTONES

- FDA confirmed alignment on development strategy
- Initiate Phase 2b/3 trial (2Q26)
- Phase 2b/3 trial fully enrolled (4Q26)
- Topline data (1H27)

APPENDIX

Human Trials Performed At Urcosimod (0.05%) and (0.10%) But Only 0.05% Is Found to be Effective… Why?



ANSWER:

Urcosimod is a Micellar Drug in Solution needing to be bioactive in eye at ~37 C

- At low concentrations (e.g. 0.05% wt) and at 37 C it exists as discrete micelles and is bioactive.
- At higher concentrations (e.g. 0.1% wt) and at 37 C, micelles form poly-aggregates and are bio-inactive.

NOTE:

1. Urcosimod exists in solution as micelles above 0.0004% wt – well below 0.05% wt used in trials
2. Poly-aggregation of micelles occurs somewhere between 0.05% and 0.1% concentration
3. Poly-aggregation responsible for *loss of bioactivity* at 0.1% dose in NCP and DED trials


Hydrophilic region
Peptide
Lipid
Hydrophobic region

AMPHIPHILIC MOLECULE
(both hydrophilic and hydrophobic)

Micellar studies performed in collaboration with Prof. Ian Hamley, Univ. of Reading, UK
Internationally recognized micellar expert

Urcosimod Phase 2 DED Trial Design

ENDPOINTS

Primary Endpoints
(through Day 85)

Inferior Corneal Staining (Sign)

Ocular Discomfort Score (Symptom)

Secondary Endpoints

Total Conjunctival Staining (Sign)

Tear Film Break-up Time (TFBUT) (Sign)

Blurred Vision

Burning/Stinging

Pain

Daily Symptom Diary



Day -14
Day 1
Day 15
Day 29
Day 57
Day 85
Placebo run-in period
Screening
Visit 1
Visit 2
Visit 3
Visit 4
Visit 5
Visit 6
Randomization into one of three cohorts

OK-101 (0.05%) n = 81

OK-101 (0.1%) n = 80

Placebo n = 79

Study Overview	
Total Subjects: Enrolled = 384	Baseline characteristics were balanced amongst treatment groups
Screen Failures = 144	**No drug-related SAEs**, most AEs were mild stinging & burning
Randomized Subjects = 240	1 discontinuation for iritis in 0.05% OK-101 group